SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SoundHound AI, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

836100 107

(CUSIP Number)

Global Catalyst Partners III, L.P.

6239 Mojave Drive

San Jose, CA 95120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Global Catalyst Partners III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 35,188,205
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 35,188,205
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,188,205
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.5% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)

The percent of class was calculated based on 156,107,110 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2022.

(1)	Name of Reporting Persons: Global Catalyst Venture Management III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 35,188,205
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 35,188,205
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,188,205
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.5% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The percent of class was calculated based on 156,107,110 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2022.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of SoundHound AI, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5400 Betsy Ross Drive, Santa Clara, CA 95054.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	Global Catalyst Partners III, L.P., a Delaware limited partnership (“GCP III”); and

ii.	Global Catalyst Venture Management III, LLC, a Delaware limited liability company (“GCVM III”).

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 6239 Mojave Drive, San Jose, CA 95120.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Item 6 of this statement is incorporated by reference into this Item 3.

As described in Item 6 of this Statement, the securities reported on this Statement reflect the consummation of the Merger (as defined below) contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated by reference in Items 5 and 6 of this Statement is incorporated by reference into this Item 4.

On April 26, 2022 (the “Closing Date” of the “Merger” as defined below and described in Item 6 of this Statement), the Reporting Persons acquired (or have been deemed to have acquired) beneficial ownership of an aggregate of 35,188,205 shares of Class A Common Stock in connection with the Merger.

The shares of Class A Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Class A Common Stock held by such stockholders. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Class A Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percent of class was calculated based on 156,107,110 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2022.

GCP III directly owns 35,188,205 shares of Class A Common Stock, which represents approximately 22.5% of the outstanding Class A Common Stock. GCVM III, as the general partner of GCP III, may be deemed to beneficially own the shares of Class A Common Stock held directly by GCP III.

(c) Except as described herein, none of the Reporting Persons has effected any transaction of the Issuer’s Class A Common Stock in the last 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Merger Agreement

On April 26, 2022 (the “Closing Date”), pursuant to the Merger Agreement, dated as of November 15, 2021 (the “Merger Agreement”), by and among the Issuer (f/k/a Archimedes Tech SPAC Partners Co.), ATSPC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ATSP (“Merger Sub”), and SoundHound, Inc., a Delaware corporation (“Legacy SoundHound”), Merger Sub merged with and into Legacy SoundHound (the “Merger”), with Legacy SoundHound surviving the Merger as a wholly owned subsidiary of the Issuer.

At the Effective Time of the Merger on April 26, 2022 (the “Effective Time”), each share of Class A common stock of Legacy SoundHound and each share of preferred stock of Legacy SoundHound outstanding as of immediately prior to the Effective Time was converted into the right to receive 5.5562 shares of Class A Common Stock of the Issuer. Pursuant to the Merger Agreement, GCP III received 35,188,205 shares of Class A Common Stock.

Lock-Up Agreements

In connection with the execution of the Merger Agreement, the Issuer entered into a Lock-Up Agreement with GCP III (the “Lock-Up Agreement”), pursuant to which GCP III agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock of the Issuer held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of common stock, if any, acquired during the Lock-Up Period (as defined in the Lock-Up Agreement), the “Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is six months after the Closing Date.

The foregoing descriptions of the Merger Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 99.2 and 99.3 to this Statement, respectively, and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Merger Agreement dated as of November 15, 2021 by and among the Issuer, Merger Sub and Legacy SoundHound (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2022).

Exhibit 99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 6, 2022

GLOBAL CATALYST PARTNERS III, L.P. By: Global Catalyst Venture Management III, LLC Its: General Partner

/s/ Kamran Elahian
Name: Kamran Elahian Title: Managing Member

GLOBAL CATALYST VENTURE MANAGEMENT III, LLC

/s/ Kamran Elahian
Name: Kamran Elahian Title: Managing Member